Mail Stop 3561

August 26, 2008

Mr. Karl Redekopp
Chief Financial Officer
International Commercial Television, Inc.
10245 Sunrise Place NE
Bainbridge Island, WA 98110

> **Re:** **International Commercial Television, Inc.**
> **Amendment No. 1 to Form 10-KSB for Fiscal Year**
> **Ended December 31, 2007**
> **Filed August 14, 2008**
> **File No. 0-49638**

Dear Mr. Redekopp:

  We reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation.

  Please amend your filing to provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting in management's annual report on internal control over financial reporting. Refer to Item 308(T)(a)(2) of Regulation S-B.

  The report should also be signed, in the second signature block, on your behalf by your principal accounting officer in his or her capacity as such and by a majority of your board of directors. Refer to general instruction D(2)(a) and (b) of Form 10-K. Please revise.

As previously requested, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief